Filed by Pinnacle Entertainment, Inc.
                       Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

                                              Subject Company: Aztar Corporation
                                                     Commission File No. 1-12092

On May 5, 2006, Pinnacle Entertainment, Inc. published the following press release:

[PINNACLE ENTERTAINMENT LOGO]                      PINNACLE ENTERTAINMENT, INC.
                                                   3800 Howard Hughes Parkway
                                                   Las Vegas, Nevada 89109
                                                   NYSE: PNK
================================================================================

FOR FURTHER INFORMATION:

PINNACLE ENTERTAINMENT:                  JOELE FRANK, WILKINSON BRIMMER KATCHER:
-----------------------                  ---------------------------------------
Lewis Fanger (Investors)-(702) 784-7777       Dan Katcher (Media)-(212) 355-4449
Pauline Yoshihashi (Media)-(702) 784-7777

    PINNACLE ENTERTAINMENT AMENDS MERGER AGREEMENT WITH AZTAR CORPORATION TO
        $51.00 PER COMMON SHARE IN CASH AND STOCK, SUBJECT TO ADJUSTMENT

 LAS VEGAS, MAY 5, 2006 - Pinnacle Entertainment, Inc. (NYSE: PNK) today announced that its board of directors has unanimously approved an increase in the per-share price under the Company's merger agreement with Aztar Corporation (NYSE: AZR) to $51.00 per share in cash and stock, subject to adjustment. The consideration consists of $47.00 per share in cash and $4.00 per share of Pinnacle common stock, subject to a collar provision. The purchase price for each share of Aztar Series B preferred stock has been increased to $497.09 in cash and $42.31 in Pinnacle common stock, subject to a collar provision. The fully financed transaction is valued at $2.58 billion, including approximately $1.97 billion in equity on a fully diluted basis and approximately $677 million of indebtedness.

All other aspects of the merger agreement remain unchanged, except for the termination fee, which has been increased to $52.16 million, plus reimbursement of expenses up to $25.84 million.

As announced on March 13, 2006, Pinnacle and Aztar entered into a definitive merger agreement under which Pinnacle would acquire all of the outstanding common shares of Aztar for $38.00 per share in cash. In raising the proposed merger price to $51.00 per share, Pinnacle exercised its right under the merger agreement to respond to a third-party proposal.

ABOUT PINNACLE ENTERTAINMENT
Pinnacle Entertainment owns and operates casinos in Nevada, Louisiana, Indiana and Argentina, owns a hotel in Missouri, receives lease income from a card club casino in the Los Angeles metropolitan area, has been licensed to operate a small casino in the Bahamas, and owns a casino site and has significant insurance claims related to a hurricane-damaged casino previously operated in Biloxi, Mississippi. Pinnacle also has two casino development projects in the St. Louis, Missouri area. The development projects are dependent upon final approval by the Missouri Gaming Commission.

ALL STATEMENTS INCLUDED IN THIS PRESS RELEASE, OTHER THAN HISTORICAL INFORMATION OR STATEMENTS OF HISTORICAL FACT, ARE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THESE FORWARD-LOOKING STATEMENTS, INCLUDING STATEMENTS REGARDING THE COMPANY'S PENDING ACQUISITION OF AZTAR INCLUDING ANTICIPATED STRATEGIC BENEFITS OF THE ACQUISITION AND POTENTIAL FUTURE DEVELOPMENT OF THE TROPICANA LAS VEGAS SITE, THE COMPANY'S NEW DEVELOPMENT OPPORTUNITIES AND ANTICIPATED CONSTRUCTION SCHEDULES AND COSTS AND ANTICIPATED OPENING DATES, ANTICIPATED FUTURE RESULTS AT L'AUBERGE DU LAC, AND THE EXPECTED RECEIPT OF INSURANCE PROCEEDS INCLUDING THE AMOUNT OF ANY SUCH RECOVERY AND SUFFICIENCY OF SUCH INSURANCE COVERAGES, ARE BASED ON MANAGEMENT'S CURRENT EXPECTATIONS AND ARE SUBJECT TO RISKS, UNCERTAINTIES AND CHANGES IN CIRCUMSTANCES THAT COULD SIGNIFICANTLY AFFECT FUTURE RESULTS. ACCORDINGLY, PINNACLE ENTERTAINMENT CAUTIONS THAT THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE QUALIFIED BY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED BY SUCH STATEMENTS. SUCH FACTORS INCLUDE, BUT ARE NOT LIMITED TO: (A) THE RISK THAT THE ACQUISITION OF AZTAR DOES NOT CLOSE; (B) THE SUBSTANTIAL INCREASE IN THE COMPANY'S INDEBTEDNESS IF THE AZTAR ACQUISITION DOES CLOSE; (C) THE COMPANY'S REDEVELOPMENT OF THE TROPICANA LAS VEGAS SITE (IF THE AZTAR ACQUISITION CLOSES) WOULD BE A PROJECT OF A LARGER SCALE THAN ANY THE COMPANY HAS UNDERTAKEN TO DATE, AND IS SUBJECT TO SIGNIFICANT RISKS AND CONTINGENCIES, INCLUDING THE AVAILABILITY AND COST OF FINANCING AND CONSTRUCTION RISKS; (D) IF THE AZTAR ACQUISITION CLOSES, THE COMBINED COMPANY'S POST-ACQUISITION RESULTS OF OPERATIONS MAY NOT MEET EXPECTATIONS, WHICH MAY MAKE IT DIFFICULT FOR THE

COMPANY TO SERVICE THE DEBT IT WOULD INCUR IN THE TRANSACTION; (E) SIGNIFICANT COMPETITION FACING THE COMPANY IN ALL OF ITS MARKETS, INCLUDING INCREASINGLY COMPETITIVE NATIVE AMERICAN GAMING FACILITIES AFFECTING RENO GAMING PROPERTIES AND OTHER MARKETS; (F) MANY CONSTRUCTION-RELATED FACTORS COULD PREVENT THE COMPANY FROM COMPLETING ITS CONSTRUCTION AND DEVELOPMENT PROJECTS WITHIN BUDGET AND ON TIME; (G) BECAUSE THE COMPANY HAS CONSIDERABLE LEVERAGE, FUTURE CASH FLOWS MAY NOT BE SUFFICIENT TO MEET ITS FINANCIAL OBLIGATIONS AND THE COMPANY MIGHT HAVE DIFFICULTY OBTAINING ADDITIONAL FINANCING; (H) THE RISK THAT THE PROPOSED ST. LOUIS PROJECTS, THE PROPOSED EXPANSIONS TO THE EXISTING FACILITIES AND OTHER CAPITAL INTENSIVE PROJECTS COULD STRAIN THE COMPANY'S FINANCIAL RESOURCES AND THE RISK THAT SUCH PROJECTS AND NEW DEVELOPMENTS SUCH AS L'AUBERGE DU LAC MIGHT NOT PROVIDE FOR A SUFFICIENT RETURN, IF ANY; AND (I) THE RESULTS OF THE DAMAGE FROM HURRICANES KATRINA AND RITA, AND INSURANCE PROCEEDS AVAILABLE TO THE COMPANY, INCLUDING THE IMPACT TO COMMUNITIES SURROUNDING THE COMPANY'S AFFECTED PROPERTIES AND ISSUES THAT COULD ARISE WITH RESPECT TO OUR INSURANCE POLICIES THAT COULD REDUCE OR SIGNIFICANTLY DELAY THE RECEIPT OF INSURANCE PROCEEDS; (J) THE DECISIONS OF THE COMPANY'S COMPETITORS TO REBUILD OR REOPEN THEIR FACILITIES IN THE NEW ORLEANS AND LAKE CHARLES MARKETS COULD CREATE ADDITIONAL COMPETITION IN THOSE MARKETS AND THUS MAKES FUTURE OPERATING RESULTS AT THOSE PROPERTIES LESS PREDICTABLE; (K) L'AUBERGE DU LAC MAY NOT ACHIEVE ITS FORECASTED FINANCIAL RESULTS; AND (L) OTHER RISKS, INCLUDING THOSE AS MAY BE DETAILED FROM TIME TO TIME IN PINNACLE ENTERTAINMENT'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC"). FOR MORE INFORMATION ON THE POTENTIAL FACTORS THAT COULD AFFECT THE COMPANY'S FINANCIAL RESULTS AND BUSINESS, REVIEW THE COMPANY'S FILINGS WITH THE SEC, INCLUDING ITS ANNUAL REPORT ON FORM 10-K, ITS QUARTERLY REPORTS ON FORM 10-Q AND ITS CURRENT REPORTS ON FORM 8-K.

NOTE: In connection with the proposed acquisition of Aztar Corporation, Pinnacle Entertainment, Inc. intends to file a registration statement, including a proxy statement of Aztar Corporation, and other materials with the Securities and Exchange Commission (the "SEC"). Investors are urged to read the registration statement and other materials when they are available because they contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, when they become available, as well as other filings containing information about Pinnacle Entertainment and Aztar, without charge, at the SEC's Internet site (http://www.sec.gov). These documents may also be obtained for free from Pinnacle by directing a request to Pinnacle Entertainment, Inc., 3800 Howard Hughes Parkway, Las Vegas, Nevada 89109,
Attention: Investor Relations. Free copies of Aztar's filings may be obtained by directing a request to Aztar Corporation, 2390 East Camelback Road, Suite 400, Phoenix, Arizona 85016, Attention: Secretary.


ADDITIONAL INFORMATION AND WHERE TO FIND IT


This press release may be deemed to be solicitation material in respect of the proposed merger of Aztar and Pinnacle. In connection with the proposed merger, Aztar plans to file a proxy statement with the SEC. INVESTORS AND SECURITY HOLDERS OF AZTAR ARE ADVISED TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THOSE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final proxy statement will be mailed to stockholders of Aztar. Investors and security holders may obtain a free copy of the proxy statement, when it becomes available, and other documents filed by Aztar with the SEC, at the SEC's web site at http://www.sec.gov. Free copies of the proxy statement, when it becomes available, and Aztar's other filings with the SEC may also be obtained from Aztar. Free copies of Aztar's filings may be obtained by directing a request to Aztar Corporation, 2390 East Camelback Road, Suite 400, Phoenix, Arizona 85016,
Attention: Secretary.

Aztar, Pinnacle and their respective directors, executive officers and other members of their management and employees may be deemed to be soliciting proxies from Aztar's stockholders in favor of the proposed merger. Information regarding Aztar's directors and executive officers is available in Aztar's proxy statement for its 2006 annual meeting of stockholders, which was filed with the SEC on April 10, 2006. Information regarding Pinnacle's directors and executive officers is available in Pinnacle's proxy statement for its 2006 annual meeting of stockholders, which was filed with the SEC on April 13, 2006. Additional information regarding the interests of such potential participants will be included in the proxy statement and the other relevant documents filed with the SEC when they become available.